EXHIBIT 20.01

                         DVL, INC. ANNOUNCES ACQUISITION

New York, New York, DVL, Inc. (OTC Bulletin Board: "DVLN") announced today that a wholly-owned subsidiary ("Subsidiary") has entered into an agreement for the purchase of Receivables II-A LLC, a limited liability company ("Receivables II-A"), which indirectly owns all of the equity interest in four securitized portfolios of periodic payment receivables totaling approximately $300 million, subject to underlying debt of approximately $200 million.

The Subsidiary will purchase its interest for an aggregate purchase price of $25,399,000. The purchase price will be paid by the issuance of promissory notes in the aggregate amount of $25,325,000, which are limited recourse and payable from the future monthly cash flow received by the Subsidiary. The notes will mature on December 31, 2021, bear interest at the rate of 8% annually, and will be secured by a pledge of the Subsidiary's interest in Receivables II-A and all proceeds and distributions related to such interest. The principal amount of the notes and the purchase price may be increased or decreased, from time to time, based upon the performance of the underlying receivables. In addition, DVL will issue warrants for the purchase of 2 million shares of DVL, exercisable until February 15, 2011 at a price of $.20 per share. DVL will also issue its guaranty of up to $2,532,500 of the purchase price, which may not be called upon for payment until January 1, 2022.

The Company anticipates that, as a result of this transaction, the Subsidiary will earn approximately $1 million per year over the next 10 years and a total of approximately $24 million over the life of the assets.

Alan Casnoff, President of DVL, commented "this transaction is a major step forward in DVL's goal of growing and diversifying its asset base. The acquisition should provide significant growth in earnings over an extended period." Gary Flicker, Chief Financial Officer of DVL, commented "that as a result of this acquisition, we anticipate adding $700,000 ($.04 per primary share) to net income for 2001 and $1 million ($.06 per primary share) for 2002."

The closing of the purchase is subject to satisfaction of certain conditions, including the receipt of certain consents and approvals. The transaction is expected to close by May 1, 2001, but there can be no assurance that such consents and approvals will be obtained or that the transaction will close.

This press release contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Included are statements regarding the intent, belief and/or current expectations of the Company and its management. The Company's stockholders and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among other things, general economic conditions, and the actual performance of the portfolios of periodic payment receivables.

For more information, contact Gary Flicker at (212) 350-9900.